January 14, 2010

Re:	The Stanley Works
Registration Statement on Form S-4 filed December 4, 2009
File No. 333-163509
Definitive Proxy Statement on Schedule 14A filed March 20, 2009
Form 8-K filed July 9, 2009
Form 10-Q for the period ended October 3, 2009
File No. 001-05224

The Black & Decker Corporation Form 10-K for the year ended December 31, 2008 File No. 333-03593
Dear Mr. Ingram:
          Our client, The Stanley Works (“Stanley”), today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement” and Amendment No. 1 thereto, “Amendment No. 1”) relating to the proposed business combination transaction involving Stanley and The Black & Decker Corporation (“Black & Decker”). For your convenience, we have enclosed herein four marked copies of Amendment No. 1, which have been marked to show changes made to the original Registration Statement, as well as four unmarked copies of Amendment No. 1.
          Set forth below are Stanley’s responses to the comments of the Staff of the Commission (the “Staff”) contained in its letter to Stanley, dated December 31, 2009. For convenience of reference, the Staff’s comments have been reproduced herein in italics. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

General
1.	Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinions. Also provide us with a copy of the engagement letters.
          A copy of the presentation materials provided to the Stanley board of directors on November 2, 2009 by Deutsche Bank Securities Inc. (“Deutsche Bank”) and Goldman, Sachs & Co. (“Goldman Sachs”), together with a copy of the engagement letters of each of Deutsche Bank and Goldman Sachs, will be furnished supplementally to the Staff by Greenberg Traurig, LLP, counsel to Deutsche Bank and Goldman Sachs, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. Deutsche Bank and Goldman Sachs will request that such materials be returned promptly to Greenberg Traurig, LLP following completion of the Staff’s review thereof.
          A copy of the presentation materials provided to the Black & Decker board of directors on November 2, 2009 by J.P. Morgan Securities Inc. (“J.P. Morgan”), together with a copy of the engagement letter of J.P. Morgan, will be furnished supplementally to the Staff by Davis, Polk & Wardwell LLP, counsel to J.P. Morgan, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. J.P. Morgan will request that such materials be returned promptly to Davis, Polk & Wardwell LLP following completion of the Staff’s review thereof.
          Additionally, please refer to Stanley’s responses to Comments 12 and 20 below with regard to certain projections provided to the financial advisors by Stanley or Black & Decker.
Selected Financial Data of Stanley, page 11
2.	The amounts titled net earnings under the continuing operations section appear to be earnings attributable to Stanley Works. Please revise the title accordingly here and elsewhere throughout the filing, if appropriate.
          The applicable disclosure in the Registration Statement has been revised in response to this Comment to clarify that net earnings is “Net earnings attributable to Stanley”. Please see page 11 of Amendment No. 1.
Special Note Regarding Forward-Looking Statements, page 24
3.	Refer to your statement that “[t]he parties undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.” Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, this assertion does not appear consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.
          Stanley recognizes that it has obligations under the Federal securities laws, including Item 408 of Regulation C, to make disclosures of material information in the Registration

Statement, including, if necessary, through an amendment or supplement to the Registration Statement after it has become effective. The statement quoted by the Staff in Comment 3 was not intended to limit any such obligations, and the Registration Statement has been clarified as such. Please see page 24 of Amendment No. 1.
The Merger, page 35
Background of the Merger, page 35
4.	Your disclosure throughout this section does not describe in sufficient detail who initiated contact among the parties, identify all of the parties present at a meeting, or fully explain the material issues discussed and the positions taken by the involved parties at each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Be advised that these comments are not exhaustive and that you should reconsider the background narrative in its entirety when determining where to augment your disclosure.
          In response to this Comment 4 and the other Comments of the Staff related to the “Background of the Merger” section, the Registration Statement has been revised to include certain enhanced disclosures where appropriate. Please see pages 35 through 47 of Amendment No. 1.
5.	Although the exchange ratio of 1.275 represents an implied premium of 22% over the Black & Decker stock price at the time of announcement, it appears that Black & Decker’s stock price has significantly exceeded the premium implied in the exchange ratio. Please describe whether the substantial increase in Black & Decker’s stock price affects any of the projections or assumptions underlying the analyses performed by J.P. Morgan and tell us what consideration the Black & Decker board has given to the continued validity of the J.P. Morgan fairness opinion delivered on November 2, 2009. If the board continues to rely on the opinion as the basis for its recommendation to shareholders, tell us why.
          Stanley respectfully notes to the Staff that, because the merger is a stock-for-stock transaction where stockholders of Black & Decker will receive a fixed number of shares of Stanley common stock for each share of Black & Decker common stock, the post-announcement market price of Black & Decker common stock is closely linked with the market price of Stanley common stock (e.g., if the price of Stanley common stock were to increase, there would likely be similar increase in the price of Black & Decker common stock). This is in contrast to a cash transaction, where stockholders of the target company will receive a fixed amount of cash for each of their shares. In such a cash transaction, the market price of the acquiring company’s stock and the market price of the target company’s stock are not linked as they are in a stock-for-stock transaction, and the market price of the target company’s stock often will be similar to the cash value to be paid by the acquiror in the transaction. It is further noted that the financial advisors, in rendering their opinions to Stanley and Black & Decker, opined as to the fairness of the exchange ratio of Stanley shares for Black & Decker shares, as opposed to the fairness of the cash value being delivered to Black & Decker stockholders (as would be the case in an opinion delivered in connection with a cash transaction).

          Given that the market prices of both Stanley and Black & Decker common stock are closely linked, the significant appreciation in the market prices of both Stanley and Black & Decker since the announcement of the transaction likely reflects, among other things, the terms of the merger (including the exchange ratio), the synergies expected to be realized in the merger, and the underlying performance and outlook of both Stanley’s and Black & Decker’s businesses. This appreciation can also be viewed, among other things, as a validation by the market of the expected benefits of the transaction that both Stanley and Black & Decker considered when agreeing to enter into the merger agreement.
          Stanley has been advised by Black & Decker that, for the reasons summarized above, Black & Decker continues to be satisfied with the J. P. Morgan fairness opinion and continues to believe that it is appropriate to rely on such opinion as part of the basis for the Black & Decker board’s recommendation of the transaction to Black & Decker’s stockholders.
6.	With respect to the Stanley board meeting on June 16, 2009, elaborate on the terms and conditions on which Stanley was willing to continue to pursue negotiations.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 36 of Amendment No. 1.
7.	Please expand the disclosure in the third paragraph on page 36 to provide more detail regarding the structural, financial, governance and employment issues discussed during the conversations occurring between June 18, 2009 and June 22, 2009. Specifically disclose the material details of the discussions regarding the roles of Messrs. Lundgren and Archibald in the combined entity.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 36 of Amendment No. 1.
8.	Please revise the sixth paragraph on page 36 to disclose the details of the conversations between Messrs. Lundgren and Archibald during the June 23 through July 11, 2009 timeframe.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 37 of Amendment No. 1.
9.	In the last paragraph on page 36, please revise to provide the following details regarding the July 16, 2009 board meeting:
•	during Black & Decker management’s annual strategic business review and planning session, please disclose management’s views regarding Black & Decker’s financial position and operating strategy as a stand-alone company and Black & Decker’s opportunities for organic growth.

•	disclose the position of management’s preliminary views regarding the proposed transaction, the premium offered to Black & Decker stockholders and the value of the potential cost synergies.

•	disclose the nature of the discussions among the non-management directors of the Black & Decker board.
          The applicable paragraphs in the Registration Statement have been revised in response to this Comment. Please see pages 37 and 38 of Amendment No. 1.
10.	Please disclose the method by which Black & Decker determined the members of the Black and Decker Transition Committee. Specifically address Mr. Archibald’s role in selecting the members.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 37 of Amendment No. 1.
11.	We note your disclosure in the second full paragraph on page 37 stating that Mr. Archibald indicated to Mr. Lundgren an acceptable exchange ratio range of 1.2 to 1.3 shares of Stanley common stock for each share of Black & Decker common stock. Please disclose how Mr. Archibald determined that this proposed range was acceptable at this stage of negotiations.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 38 of Amendment No. 1.
12.	Please provide us with the financial information and forecasts referenced in the first full paragraph of page 39.
          Stanley respectfully notes to the Staff that the financial forecasts provided by J.P. Morgan on behalf of Black & Decker to Deutsche Bank and Goldman Sachs on September 16, 2009 (as referenced in the first full paragraph on page 39 of the original Registration Statement) were superseded by later financial forecasts exchanged prior to execution of the merger agreement on November 2, 2009. As such, a copy of the most up-to-date versions of the principal financial forecasts provided by Black & Decker to Stanley, Deutsche Bank and Goldman Sachs prior to execution of the merger agreement on November 2, 2009 will be furnished to the Staff supplementally by Hogan & Hartson LLP, counsel to Black & Decker, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. Black & Decker will request that such materials be returned promptly to Hogan & Hartson LLP following completion of the Staff’s review. Stanley notes to the Staff that it has been advised by Black & Decker that the most up-to-date versions of the principal financial forecasts provided by Black & Decker to J.P. Morgan are included within the board book of J.P. Morgan being supplementally provided to the Staff in response to Comment 1.
13.	Significantly enhance the disclosure section relating to the role and terms of Mr. Archibald’s employment at the combined company. We would expect to see discussion of the evolution of the negotiations regarding Mr. Archibald’s involvement in the combined entity and how the compensatory arrangements associated therewith were formulated, negotiated, and considered by the Stanley and Black & Decker boards. It appears that Mr. Archibald and his personal advisors negotiated the terms of his continued employment and compensation and that Mr. Archibald’s support for the transaction was dependent on his approval of a satisfactory compensation arrangement. There appears to be little corresponding disclosure of how each respective board assessed the scope and nature of Mr. Archibald’s compensation and its impact on the facilitation of the success of the transaction.
          The “Background of the Merger” section has been revised in response to this Comment. Please see pages 35 through 47 of Amendment No. 1.
14.	Please revise the second full paragraph on page 40 to disclose the source, whether prepared by management or a financial advisor, of the financial analysis reviewed by the Black & Decker board.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 42 of Amendment No. 1.
15.	In the fifth paragraph on page 41 and in the second full paragraph on page 42, you state that “other advisors” assisted you and Black & Decker in evaluating the proposed transaction. Please revise to identify each of the other advisors who assisted the parties in evaluating the transaction, provide clear descriptions of the advisors’ roles, and describe how each party utilized the assistance of the advisors in their evaluation of the transaction on the whole or any of its constituent parts.
          The “Background of the Merger” section has been revised in response to this Comment to describe each advisor who played a meaningful role in either Stanley’s or Black & Decker’s evaluation of the transaction. Please see pages 35 through 47 of Amendment No. 1.
16.	In the first paragraph on page 42, please disclose the name of the independent compensation consultant you used to assist with compensation arrangements and provide us with the presentation and recommendations the consultant provided the board.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 43 of Amendment No. 1.
          A copy of the presentation materials provided to the Compensation and Organization Committee of the Stanley board of directors on October 24, 2009 by Towers, Perrin, Forster & Crosby, Inc. (currently named Towers Watson & Co.) will be furnished to the Staff supplementally by Cravath, Swaine & Moore LLP, counsel to Stanley, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. Stanley will request that such materials be returned promptly to Cravath, Swaine & Moore LLP following completion of the Staff’s review.
Opinion of Deutsche Bank, page 48
General
17.	Please disclose the forecasts that Black & Decker’s management provided to its financial advisors, Stanley and Deutsche Bank.

          Stanley refers the Staff to page 73 of Amendment No. 1, which includes a summary of the material forecasts that were provided by Black & Decker to its financial advisor, Stanley, Deutsche Bank and Goldman Sachs. Stanley respectfully advises the Staff that it has been advised by Black & Decker that Black & Decker believes that this summary includes all material forecasts that were so provided. Additionally, please refer to the response to Comment 12.
18.	Please revise your disclosure in the last paragraph on page 50 to indicate whether you or the financial advisor recommended the consideration to be paid to the financial advisor. See Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

Stanley refers the Staff to page 61 of Amendment No. 1, in which it is stated that:
“The exchange ratio of 1.275 shares of Stanley common stock to be issued in the merger for each share of Black & Decker common stock was determined through arm’s-length negotiations between Stanley and Black & Decker and was approved by the Stanley board of directors. Stanley’s Financial Advisors provided advice to Stanley during these negotiations. Stanley’s Financial Advisors did not, however, recommend any specific exchange ratio to Stanley or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.”
Stanley respectfully submits that this disclosure complies with Item 1015(b)(5) of Regulation M-A, which refers to the consideration payable to securityholders in the transaction, as opposed to the consideration payable to the financial advisor.
Opinion of Goldman Sachs, page 51
19.	Please describe Stanley’s method of selecting Goldman Sachs as its financial advisor. See Item 4(b) of Form S-4 and Item 1015(b)(3) of Regulation M-A.
          The Background of the Merger section of the Registration Statement has been revised in response to this Comment. Please see pages 35 and 39 of Amendment No. 1.
20.	We note the disclosure in the last two bullets on page 51 that your management prepared and provided to Goldman Sachs certain internal analyses, financial forecasts and other information relating to your company as well as financial analyses and forecasts for Black & Decker. Please provide us with the analyses and financial forecasts that Stanley submitted to Goldman Sachs.
          A copy of the most up-to-date versions of the principal financial forecasts provided by Stanley to Goldman Sachs and Deutsche Bank prior to execution of the merger agreement on November 2, 2009 will be furnished to the Staff supplementally by Cravath, Swaine & Moore LLP, counsel to Stanley, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. Stanley will request that such materials be returned promptly to Cravath, Swaine & Moore LLP following completion of the Staff’s review. Stanley notes to the Staff that such financial forecasts (other than those forecasts with respect to Black & Decker) were also provided by Stanley to Black & Decker and J.P. Morgan.

21.	Please revise your disclosure in the carry-over paragraph on page 53 to provide both a quantitative and narrative description of the compensation received or to be received by Goldman Sachs and its affiliates by Stanley in connection with the described investment banking and other financial services it has provided to you within the past two years. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 55 of Amendment No. 1.
22.	Please revise your disclosure in the last paragraph of this section to indicate whether you or Goldman Sachs recommended the consideration to be paid to Goldman Sachs. See Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.
          Please refer to the response to Comment 18 above.
Summary of Material Financial Analyses, page 53
Selected Companies Analysis, page 54
23.	Please tell us whether your Financial Advisors excluded certain companies that met the selection criteria established by the Financial Advisors in conducting the Selected Companies Analysis. If certain companies were excluded, please revise the disclosure in this section to disclose the companies excluded and provide the reasons why those companies were excluded.
          Stanley respectfully advises the Staff that it has been advised by Deutsche Bank and Goldman Sachs that no company that met the criteria established by Deutsche Bank and Goldman Sachs in conducting the Selected Companies Analysis was excluded.
Selected Transactions Analysis, page 57
24.	Please tell us whether your Financial Advisors excluded any transactions since 2001 involving companies in the tool manufacturing in conducting the Selected Transaction Analysis. If certain transactions were excluded, please revise the disclosure in this section to disclose the transactions excluded and provide the reasons why those transactions were excluded.
          Stanley respectfully advises the Staff that it has been advised by Deutsche Bank and Goldman Sachs that there were numerous transactions since 2001 involving companies in the tool manufacturing industry and, accordingly, only the most relevant transactions were included in the Selected Transactions Analysis. The applicable paragraphs on page 59 of Amendment No. 1 have been revised to indicate more clearly how the seven transactions in the Selected Transaction Analysis were selected.
Certain Stanley Prospective Financial Information, page 60
25.	We note the disclaimers that Stanley, Black & Decker, or their respective affiliates do not assume any responsibility with respect to the accuracy of certain prospective financial information. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. You may caution readers not to “unduly rely” or place “undue certainty” on the data and other information. Please revise both the disclosure in this section and similar language appearing in the first full paragraph on page 70.
          This disclaimer language has been removed from Amendment No. 1. Please see pages 62 and 72.
26.	We note your statement that you and your advisors did not consider the internal financial forecasts to be predictive of actual future events. We also note similar disclosure on page 70 relating to Black & Decker. Given that you relied upon such forecasts in your negotiations, please tell us why you believe the information did not have predictive value at that time.
          Stanley respectfully notes to the Staff that the internal financial forecasts shared by Stanley and Black & Decker with third parties as part of the negotiations for the transaction were prepared by management of the applicable company for the internal use of such company, were necessarily subjective, and were based upon the then best available estimates, judgments and beliefs of such management, but were not expected by such management to be predictive of actual future events. As such, neither Stanley nor Black & Decker made any representation to any other party, whether in the merger agreement or otherwise, that such forecasted results would actually be achieved. Instead, (and based upon information confirmed to Stanley by Black & Decker and its and Black & Decker’s respective financial advisors) such forecasts were used by such parties as part of the total mix of information available to them during negotiations, and were considered by the parties in light of the nature of such forecasts, including the circumstances, intended use and inherent limitations surrounding their preparation.
Opinion of Black & Decker’s Financial Advisor, page 63
27.	Please describe Black & Decker’s method of selecting J.P. Morgan as its financial advisor. See Item 4(b) of Form S-4 and Item 1015(b)(3) of Regulation M-A.
          The Background of the Merger section of the Registration Statement has been revised in response to this Comment. Please see page 38 of Amendment No. 1.
Black & Decker Analysis, page 65
Selected Companies Analysis, page 65
28.	Please tell us whether J.P. Morgan excluded certain companies that met its selection criteria in conducting the Selected Companies Analysis. If certain companies were excluded, please revise the disclosure in this section to disclose the companies excluded and provide the reasons why those companies were excluded from the analysis. Please also revise your disclosure to provide this information with respect to the Comparable Companies Analysis under “Stanley Analysis” on pages 66-67.
          Stanley respectfully advises the Staff that it has been advised by J.P. Morgan that, as disclosed on pages 67 and 69 of Amendment No. 1, the companies selected by J.P. Morgan for the Selected Companies Analysis under the headings “Black & Decker Analysis” and “Stanley

Analysis” were selected because they were judged by J.P. Morgan to be analogous to Black & Decker and Stanley, respectively, based on, among other reasons, the business model or certain operating characteristics, including product mix, end markets, customers and size, of such companies. No companies were excluded from such analysis that, in J.P. Morgan’s judgment, were appropriate to be included within such analysis.
Analysts’ Price Targets Analysis, page 66
29.	Please revise this section and the section of the same name on page 67 relating to your Stanley Analysis to disclose the names of the equity analysts referenced in this section.
          The applicable paragraphs in the Registration Statement have been revised in response to this Comment to clarify that all equity analysts reported by Bloomberg L.P. to be covering Stanley or Black & Decker, as applicable, were referenced by J.P. Morgan. Please see pages 68 and 69 of Amendment No. 1.
General, page 69
30.	Please revise your disclosure in the second full paragraph on page 70 to provide both a quantitative and narrative description of the compensation received or to be received by J.P. Morgan and its affiliates in connection with the described 2009 notes offering and the July 2008 acquisition of Sonitrol Corporation. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment to describe the compensation received by J.P. Morgan and its affiliates from Black & Decker for Black & Decker’s 2009 notes offering as well as for other financial services unrelated to the merger during the previous two years. Please see page 72 of Amendment No. 1.
          In addition, Stanley respectfully notes to the Staff that, as described in the original Registration Statement, J.P. Morgan acted as financial advisor to Stanley (not Black & Decker) with respect to Stanley’s acquisition of Sonitrol Corporation, and Item 1015(b)(4) of Regulation M-A does not require the disclosure of compensation paid to J.P. Morgan in connection therewith.
Severance Benefits Agreements, page 76
31.	Please revise the table on page 77 and the similar tables on pages 78-80 to include line item totals.
          The table on page 77 of the original Registration Statement has been revised to include line item totals. Please see page 79 of Amendment No. 1.
          Stanley respectfully submits to the Staff that it would be inappropriate to include line item totals for the tables on pages 78 through 80 of the original Registration Statement, as these tables either are single column (meaning, there are no items to total for any given line item) or include multiple columns where it would be illogical to total the amounts of a given line item (e.g., it would be illogical to total a number of stock options together with a cash amount). As such, in lieu of including line item totals, these tables have been revised to include column totals. Please see pages 80 through 82 of Amendment No. 1.
Material U.S. Federal Income Tax Consequences of the Merger, page 81
32.	We note that you have provided a short-form tax opinion and Exhibits 8.1 and Exhibit 8.2 confirm the opinions of each respective law firm. Please revise the first sentence of your disclosure to clearly state that the opinion set forth in the prospectus is the opinion of counsel and not merely a summary of the material U.S. federal income tax consequences of the merger.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 83 of Amendment No. 1.
Stanley and Black & Decker Unaudited Pro Forma Condensed Combined Financial Information, page 100
33.	You disclose the fact that the pro forma adjustments are preliminary and the acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Please clarify when you expect the valuations and other studies to be completed and address the magnitude of any potential adjustments.
          Stanley has revised the applicable paragraph on page 103 of Amendment No. 1 in response to the Staff’s comment as depicted below to clarify that it will commence these valuations and other studies as soon as is practicable once all antitrust communication constraints are lifted. Stanley has already engaged advisors for this purpose. Given the very limited information Stanley possesses at this time, it is not possible to determine when the necessary valuation and other studies will be completed, yet Stanley assures the Staff that it is committed to resolving these valuation matters as quickly as reasonably possible. However, Stanley further notes to the Staff that it does not have a basis to determine the magnitude of any potential adjustments at this time. The Staff is respectfully advised that disclosure was provided in the original Registration Statement as indicated at the end of the following paragraph acknowledging that differences between the preliminary estimates and the final acquisition accounting will occur and these differences could be material.
          Revised disclosure:
The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing GAAP standards, which are subject to change and interpretation. Stanley has been treated as the acquirer in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Stanley intends to commence the valuations and other studies rapidly upon completion of the merger and will finalize the purchase price allocation as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one year following the acquisition date. The assets and liabilities of Black & Decker have been measured based on various preliminary estimates using assumptions that Stanley believes are reasonable based on information that is currently available. In addition, the proposed merger has not yet received ^ all necessary approvals from governmental authorities. Under the HSR Act and other relevant laws and regulations, before the closing of the merger, there are significant limitations regarding what Stanley can learn about Black & Decker. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operation and financial position.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 104
34.	Please present on the face of the pro forma balance sheet the number of Stanley Works shares authorized, issued and outstanding on both a historical and pro forma basis.
          The pro forma balance sheet has been revised in response to this Comment to include the number of Stanley common shares authorized, issued and outstanding on both a historical and pro forma basis. Please see page 106 of Amendment No. 1.
Note 7 — Adjustments to Pro Forma Statements of Income
Item E, page 113
35.	On page 99, you say that you intend to repay various Black & Decker credit facilities with the proceeds from commercial paper issuances on or before the closing date. In Item I, you have given effect to this repayment on the pro forma balance sheet. Please revise your pro forma statements of income to also reflect this intended repayment. Please ensure you also revise the note to Item E to show how you computed both the amount of interest expense removed and the amount of interest expense added. In doing so, please ensure that any interest expense related to debt amounts more than the $175 million dollar amount of debt expected to be repaid with the commercial paper issuances is not reversed in the pro forma interest expense adjustment. Please also disclose any assumptions used.
          The pro forma financial statements have been revised in response to this Comment to reflect a $0.5 million pre-tax reduction of interest expense related to the intended $175 million repayment of Black & Decker credit facilities with the proceeds from Stanley commercial paper issuances as shown on pages 104 and 105 of Amendment No. 1. Additionally, Stanley is enhancing the related footnote disclosure as set forth below and included on pages 115 and 116 of Amendment No. 1.

Item (E): Adjustments to Interest expense, net of interest income are comprised of the following (in millions):

	Year Ended	Nine Months
	January 3,	Ended October
	2009	3, 2009
Eliminated interest expense due to repayment of certain Black & Decker long term debt (a)	$(1.8)	$(1.8)
Interest expense due to the refinancing of Black & Decker long term debt with commercial paper (b)	1.3	1.3

Amortization of Black & Decker debt fair value adjustment (c)	(9.5)	(7.2)

	$(10.0)	$(7.7)

(a)	This adjustment reflects the elimination of Black & Decker’s interest expense related to its $175 million long term debt expected to be repaid upon closing of the merger due to change in control provisions. The interest rate on this debt, which was issued in March and April 2008, is LIBOR plus 1.125% per annum.

(b)	This adjustment reflects the additional interest expense estimated to be incurred by the Company assuming the repayment of the Black & Decker debt is to be funded through the issuance of commercial paper under Stanley’s pre-existing facility at or prior to the completion of the merger, at an interest rate of approximately 1.00% per annum.

(c)	This adjustment ^ represents the amortization of the fair value adjustment related to Black & Decker’s debt ^ over the 5.6 year remaining weighted-average life of its outstanding debt ^ . Debt is required to be measured at fair value in purchase accounting and the related presentation in the pro forma condensed combined financial statements. The estimated fair value of long-term debt is disclosed in Black & Decker’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2009, which is incorporated by reference into this joint proxy statement/prospectus. See Note 8, Adjustments to Pro Forma Condensed Combined Balance Sheet, Item P.
Item H, page 114
36.	Please reconcile the historical Stanley Works weighted average common shares outstanding to the pro forma Stanley Works weighted average common shares outstanding for both your basic and diluted earnings per share computations. Please ensure that shares vesting due to the merger and awards granted as a part of the merger are each shown as separate reconciling items, so that readers can better assess their impact. Please also ensure that these reconciling items are shown separately for awards to former Stanley Works individuals and former Black & Decker individuals.
          The pro forma financial statements have been revised in response to this Comment to add the disclosure set forth below which also includes updated share count information. Please see pages 116 and 117 of Amendment No. 1.
Item (H): The following table summarizes the computation of the unaudited pro forma combined weighted average basic shares outstanding, weighted average participating securities outstanding, and weighted average dilutive shares outstanding. These three amounts are used in ^ the ^ calculation of earnings per share.

		Nine
		Months
	Year Ended	Ended
	January 3,	October 3,
	2009	2009
	(in thousands)
Historical Stanley weighted average common shares	78,897	79,499
Black & Decker shares outstanding at January 4, 2010, converted at 1.275 exchange ratio(1)	78,598	78,598

Weighted average basic shares outstanding	157,495	158,097

Historical Stanley weighted average participating securities	160	120
Mr. Archibald’s restricted shares and units outstanding at January 4, 2010, converted at 1.275 exchange ratio	433	433

Weighted average participating securities outstanding	593	553

Historical Stanley weighted average diluted shares outstanding	977	452
Historical Black & Decker weighted average diluted shares outstanding converted at 1.275 exchange ratio	1,090	243
Dilution for options that vested on the announcement date(2)	—	—
Dilution for RSUs to be issued to Messrs. Lundgren and Loree upon closing of the merger	322	358
Dilution for options issued to Mr. Archibald as part of the merger(3)	—	—

Weighted average diluted shares outstanding	2,389	1,053

Total dilutive shares outstanding	159,884	159,150

(1)	Includes 900,000 RSUs which vested at the merger announcement date.

(2)	There is no additional dilution caused by the vesting of options upon the merger announcement as all of the affected options had strike prices that exceed the weighted average stock price for the period presented.

(3)	The 1,000,000 options that will be granted to Mr. Archibald on the merger date are not dilutive as these options will be issued with a strike price equal to the fair value of the stock at the merger date.
37.	Please revise your pro forma weighted average shares outstanding computations to use the actual number of shares expected to be issued to Black & Decker by Stanley Works as opposed to using an amount based upon Black & Decker’s converted weighted average shares. The pro forma statements of income are supposed to assume the merger occurred as of December 30, 2007, like you say on page 100, so all of the Stanley Works shares issued to Black & Decker shareholders would have been outstanding for all of the 2008 annual and 2009 interim periods.
          The pro forma financial statements have been revised in response to this Comment. Please see the response to Comment 36 above and pages 102 through 120 of Amendment No. 1.

15

Note 8 — Adjustments to Pro Forma Balance Sheet
Item R, page 116
38.	Please show how you arrived at the amount of this adjustment by explaining the differences in the accounting policies and discussing the significant assumptions and estimates used to arrive at the adjustment amounts.
          The Item (R) disclosure has been enhanced in response to this Comment as set forth below. The adjustment to the acquisition date balance sheet liability is not affected by any accounting policy differences. Please see pages 119 and 120 of Amendment No. 1.
Item (R): Black & Decker sponsors defined benefit pension plans in the U.S., and various other countries, as well as a post-retirement medical plan in the U.S. The adjustment to increase the Black & Decker post retirement benefit liabilities is comprised of adjusting these benefit liabilities to their funded status as of the October 3, 2009 ^ pro forma condensed combined balance sheet date utilizing the ^ fair value of plan assets and applicable discount rates at that date, as well as an enhancement of an executive retirement plan stemming from contractual change in control provisions. The elements of the adjustment are presented in the following table.

(in millions)
Adjustment to the fair value of plan assets (a)	$(74.7)
Adjustment for discount rates (b)	143.3
Adjustment to the executive retirement plan resulting from the change in control	29.5

Total adjustment to defined benefit pro forma liability at October 3, 2009	$98.1

(a)	U.S. GAAP requires the defined benefit plan liabilities to be re-measured to their funded status at the date of acquisition using the actual fair value of plan assets. The adjustment to reduce the pension liability by $74.7 million pertains to the increase in the fair value of the plan assets during the period from December 31, 2008 to October 3, 2009 based on the excess of the actual return on plan assets over the expected return on plan assets element of the pension expense recognized for the nine month period for these defined benefit plans.

(b)	U.S. GAAP requires defined benefit plan liabilities to be re-measured at the date of acquisition using current discount rates. Accordingly the respective discount rates used by Black & Decker as of December 31, 2008 were adjusted to October 3, 2009 to reflect the relative changes in yields on typical common pension indices (such as high quality corporate bonds, with similar durations to the liabilities). These comparative indices decreased by 75 and 50 basis points in the U.S. and non-U.S. geographic areas, respectively, and the pro forma liabilities were increased to reflect these lower discount rates (6.0% for the U.S. pension plans; 5.5% for the U.S. post retirement medical plan; and 5.75% for non-U.S. plans).
Legal Matters, page 147
39.	Please revise the second sentence to state that the law firms will provide tax opinions with respect to material U.S. federal income tax consequences relating to the merger.
          The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 150 of Amendment No. 1.

Item 22. Undertakings, page II-1
40.	Please revise to include the applicable undertakings required under Item 512(a)(5) and (a)(6) of Regulation S-K.
          Item 22 of the Registration Statement has been revised to include the undertakings provided in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K. Please see Item 22 of Amendment No. 1.
Exhibit 5.1
41.	Please have counsel revise the legality opinion to provide an opinion regarding the preferred stock purchase rights.
          Counsel has revised the legality opinion to provide an opinion regarding the preferred stock purchase rights. Please see Exhibit 5.1 to Amendment No. 1.
Exhibits 8.1 and 8.2
42.	Please have counsel revise the tax opinions to provide an appropriate signature.
          Stanley respectfully advises the Staff that both tax opinions will be executed on and dated the date that the Registration Statement is declared effective. At that time, fully executed tax opinions will be filed as exhibits to the Registration Statement.
Definitive Proxy Statement filed by The Stanley Works on March 20, 2009
Compensation Discussion and Analysis, page 8
43.	It appears that you have omitted the operating margin and working capital performance goals under the MICP and the return on capital employed goal under the Long-Term Incentive Plan. Please clearly identify all specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals. To the extent you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.
          Overview
          In Stanley’s 2009 proxy statement, Stanley discloses that its named executive officers are entitled to earn annual cash incentives and long-term incentive compensation under Stanley’s Management Incentive Compensation Plan (the “MICP”) and Stanley’s Long-Term Incentive Plans (the “LTIP”). Stanley identifies all of the performance metrics applicable to the awards issued under the MICP and the performance based RSUs (the “performance units”) issued under the LTIP. Stanley also discloses the specific goals with respect to the corporate earnings per share (“EPS”) metric and the cash flow multiple metric under the MICP and the return on capital employed (“ROCE”) metric under the LTIP performance units, in each case, for the completed performance period. Stanley does not disclose the specific goals for the divisional operating margin metric or the divisional working capital management performance metric under the MICP.
          Given the Staff’s comment that Stanley should clearly identify the ROCE metric, in future filings, Stanley will clarify its existing disclosure regarding this metric to make the disclosure easier for investors to identify and understand. Stanley does not, however, believe that it is required by Item 402(b) of Regulation S-K to disclose the specific goals for the divisional operating margin metric or the divisional working capital management metric under the MICP as the disclosure of such information would result in competitive harm to Stanley by telegraphing for Stanley’s competitors proprietary and confidential information about the success or failure of Stanley’s corporate strategy and Stanley’s expected future plans. Further, Stanley believes that, even though the goals used under these two metrics are not disclosed, Stanley’s existing disclosure of the MICP and LTIP goals, together with its existing discussion of the degree of difficulty of meeting or exceeding all applicable performance goals, has provided and will continue to provide Stanley’s investors with a thorough understanding of Stanley’s MICP and its performance units awarded under the LTIP. In other words, Stanley respectfully submits that disclosure of the goals under these two metrics would be of limited additional use to investors as there would not be comparable financial results to which investors could refer, and that the advantages to investors of disclosure are outweighed by the competitive harm that would result to Stanley.
          ROCE Goal for LTIP Performance Units
          In Stanley’s 2009 proxy statement, Stanley discloses information from which investors can determine the ROCE goals for the 2006-2008 LTIP performance units issued by Stanley. On page 13 of Stanley’s 2009 proxy statement, Stanley discloses that one-half of the LTIP performance units granted are contingent upon achieving stated levels of corporate EPS, and that one-half are based on goals relating to ROCE. On page 14, Stanley discloses that EPS for fiscal 2008 was $3.41, which was below the threshold performance goal and, as result, no award was granted based upon the EPS performance goal, and that ROCE for fiscal 2008 was 11.3%, which exceeded the ROCE threshold performance goal and resulted in awards equal to 43.75% of the overall target goal achievement. Accordingly, in order to receive 43.75% of the overall total targeted award, with no awards being granted based on the EPS metric, 87.5% of the ROCE goal must have been met. If actual ROCE was 11.3%, this means that the ROCE goal was 12.9% for the 2006-2008 performance period (11.3% divided by 87.5% equals 12.9%). An investor could also confirm that his or her calculation was done correctly by comparing the number of shares earned to the number of shares that could be earned, which is set forth on page 14. The foregoing being said, in future filings, Stanley will clarify this disclosure so it is easier for investors to identify and understand the ROCE goals.
          Competitively Harmful Disclosure Regarding Divisional Goals under MICP
          Stanley believes that disclosure of the divisional operating margin goals or the working capital management performance goals under the MICP would cause competitive harm to

Stanley of the type sufficient to warrant non-disclosure of such goals under Item 402(b) of Regulation S-K.
          Stanley does not publicly disclose operating margin for its divisions, nor does it publicly disclose working capital for any of its divisions, as these financial metrics are deemed immaterial to investors when taken in light of the other financial information, including segment information, that is disclosed by Stanley. As such, disclosure of performance goals related to these divisional metrics would be of limited use to investors, as there would not be comparable financial results to which investors could refer. However, disclosure of these performance goals could be useful to competitors of Stanley, as it would give such competitors more detailed information into Stanley’s operations than would otherwise be available.
          Under Stanley’s MICP, performance goals are directly linked to Stanley’s strategic plan. The EPS, cash flow and divisional goals set each year by the Compensation Committee of Stanley’s board of directors for the MICP, while focused on a particular year, reflect the Compensation Committee’s expectations regarding Stanley’s future financial and operating performance over multiple years of Stanley’s strategic plan and anticipated success in continuing to implement Stanley’s strategy, and are designed to create the short term incentives necessary to realizing long term visions. Changes in goals for certain corporate level metrics, such as EPS or cash flow, indicate on a macro level whether Stanley’s corporate strategy is working, but do not provide the type of detailed insight into whether Stanley’s strategy is succeeding on a segment-by-segment or division-by-division basis. As such, Stanley discloses these corporate level goals as such disclosure does not cause Stanley great competitive harm.
          If Stanley were to disclose Stanley’s specific divisional goals, however, Stanley’s competitors would be able to discern trends over the course of just a few years in terms of whether Stanley believes that its strategy is succeeding or whether Stanley is continuing to pursue a strategy. More to the point, using this information, Stanley’s competitors could work to “reverse-engineer,” based on their analysis of the trends in Stanley’s specific divisional goals, and determine if Stanley is continuing to pursue the same level of reinvestment in each division that is necessary to achieve Stanley’s strategic goals for current and future earnings and Stanley’s current and future capital management goals. Once competitors are able to establish these trends, they would then be able to closely and accurately track Stanley’s progress against Stanley’s strategic goals by reviewing and analyzing the information Stanley provides in Stanley’s public disclosures. Armed with that knowledge, Stanley’s competitors would be positioned to attempt to thwart or countervail the discerned changes in Stanley’s strategy. For example, increases in specific goals for businesses within Stanley’s Security segment could demonstrate Stanley’s belief in the continued success of Stanley’s current strategy, and encourage Stanley’s competitors to focus instead on working to erode Stanley’s market share in terms of Stanley’s Industrial and CDIY segments, perhaps through targeted marketing campaigns directed at home centers and mass merchants. Similarly, decreases in specific goals for businesses within Stanley’s CDIY segment could demonstrate to a competitor the realized or expected failure of Stanley’s current strategy, and encourage Stanley’s competitors to concentrate their efforts on furthering the damage by attacking Stanley’s market share in Stanley’s foundational CDIY segment.

          For further example, knowledge of operating margin goals for specific divisions within a segment could allow a competitor to better evaluate Stanley’s ability to reduce prices to meet competition within that division, or, alternatively, assess whether Stanley’s prices are likely to increase, making it easier for the competitor to set his own prices. Likewise, knowledge of working capital goals could give a competitor insight into Stanley’s cash flows and operating performance for that division, making it easier for the competitor to determine whether to invest capital in its own competing businesses.
          Given the foregoing, Stanley believes that disclosure of the divisional operating margin metric goals or the working capital management performance metric goals under the MICP would cause competitive harm to Stanley of the type sufficient to warrant non-disclosure of such goals under Item 402(b) of Regulation S-K. Moreover, Stanley believes that information regarding these goals would not be material and would be of limited use to investors, taken in light of the other financial information disclosed by Stanley, and that the advantages to investors of disclosure are outweighed by the competitive harm that would result to Stanley.
Form 8-K filed by The Stanley Works on July 9, 2009
Management’s Discussion and Analysis
Business Segment Results, page 12
44.	In future filings, please also disclose in MD&A the business reasons for changes between periods in the corporate overhead line item shown on page 63 of your segment footnote. Please show us supplementally what your revisions will look like.
          Stanley respectfully notes to the Staff that the elements of corporate overhead are disclosed in the introductory segment paragraph of MD&A. Stanley further respectfully notes that corporate overhead did not fluctuate significantly between years, amounting to $60 million in 2008, $62 million in 2007 and $63 million in 2006, and as a result Stanley does not believe further disclosure in MD&A is necessary. In the event that corporate overhead fluctuations are more significant in future periods, Stanley will make appropriate disclosure within MD&A.
Financial Statements
Statements of Operations, page 31 and Note O. Other Costs and Expenses, page 61
45.	While you do not present a subtotal for operating income, in future filings please present operating income/expense line items above non-operating income/expense line items on the face of your statement of operations. For example, the restructuring charges and asset impairment line item and the operating income/expense amounts currently included in the other, net line item could be moved above the interest income line item. The non-operating amounts currently included in the other, net line item could stay where they are currently presented and become a line item separate from the operating income/expense amounts. Refer to paragraphs 3 to 9 of Rule 5-03 of Regulation S-X. Please show us supplementally what your revisions will look like.

          As depicted below, Stanley will revise its statements of operations in future filings (and has revised the applicable presentation within Amendment No. 1 as shown on pages 104 and 105) to show the restructuring charges and asset impairments and other-net captions above interest income. In the event there are material non-operating expense or income items in the future, Stanley will present these items separately in its filings in accordance with Rule 5-03 of Regulation S-X.

	2008	2007	2006
Net Sales	$4,426.2	$4,360.5	$3,897.3
Costs and Expenses
Cost of sales	$2,754.8	$2,707.5	$2,484.3
Selling, general and administrative	1,090.0	1,029.1	928.5
Provision for doubtful accounts	17.6	9.3	3.8
Other-net	111.6	84.8	50.5
Restructuring charges and asset impairments	85.5	12.8	13.8
Gain on debt extinguishment	(9.4)	—	—
Interest income	(9.2)	(5.1)	(4.4)
Interest expense	92.1	92.8	69.3

	$4,133.0	$3,931.2	$3,545.8
Earnings from continuing operations before income taxes	293.2	429.3	351.5
Statements of Cash Flows, page 33
46.	In future filings, please breakout the other non-cash items line item into smaller components having more descriptive titles. In future filings, please also revise the other line item in cash provided by operating activities to present cash flows related to other assets separately from those related to other liabilities. Please show us supplementally what your revisions will look like.
          The following table illustrates additional components that Stanley will add to its statements of cash flows to provide further breakout of other non-cash in its 2009 Form 10-K filing updated as appropriate for 2009 activity:

	2008	2007
Provision for doubtful accounts	$17.6	$9.3
Stock-based compensation expense	$13.9	$14.1
Asset impairments	$17.1	$2.6
Other non-cash	$71.1	$27.5
          Stanley will also make the following disclosure in MD&A:
The other non-cash element of cash provided by operating activities is comprised of various items including non-cash inventory losses, non-cash interest accretion on the convertible notes, and loan cost amortization among other factors. Other non-cash represents items necessary to reconcile net earnings to net cash provided by operating activities.
          Stanley respectfully advises the Staff that it has already added three new captions to further breakout the other operating cash flows (namely other current assets, long-term receivables and retirement liabilities) pursuant to our June 15, 2009 response to comment number 9 in the Staff’s May 27, 2009 comment letter. Stanley had committed to add those captions in future filings, as agreed to by the Staff, and did so in its July 9, 2009 8-K filing. Stanley believes further breakout would not be meaningful to investors.
Revenue Recognition, page 36 and Advertising Costs, page 37
47.	You disclose on page 37 under the advertising costs caption the amount of cooperative advertising treated as a reduction of revenue for each period presented and you disclose at the top of page 37 under the revenue recognition caption that volume rebates, discounts and allowances are recorded as a reduction of revenue. If any amounts related to slotting fees, cooperative advertising programs, buydown programs or other payments/discounts to resellers are included in an expense line item, please also disclose in future filings your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Please show us supplementally what your revisions will look like.
          Stanley respectfully notes to the Staff that the vast majority of consideration given to customers is classified as a reduction of revenue in accordance with ASC 605-50 because there is no identifiable benefit or evidence of fair value. The consideration given to customers that is not classified as a reduction of revenue represents the portion of cooperative advertising expense reported in SG&A because there is an identifiable benefit and the fair value of such advertising can be reasonably estimated. Stanley will enhance its disclosures in Note A Significant Accounting Policies in future filings related to consideration given to customers as depicted below.
REVENUE RECOGNITION [in part] Provisions for customer volume rebates, product returns, discounts and allowances are recorded as a reduction of revenue in the same period the related sales are recorded. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is an identifiable benefit and evidence of the fair value of the advertising, in which case the expense is classified in SG&A.
ADVERTISING COSTS [in part] Expense pertaining to cooperative advertising ~~expense~~ with customers reported as a deduction in net sales was $29.0 million in 2008, $28.0 million in 2007 and $25.8 million in 2006. Cooperative advertising with customers classified in SG&A expense amounted to $6.6 million in 2008, $5.9 million in 2007 and $4.8 million in 2006.
Note Q. Business Segments and Geographic Areas, page 62
48.	On page 63 of the reconciliation, you present a subtotal called segment profit and then another subtotal called total. Please consider whether:
•	the subtotal currently called segment profit could be removed and

•	the subtotal currently called total could then be renamed total segment profit, if appropriate.
Otherwise, in future filings, please disclose your purpose for presenting each of these subtotals and try to find a more descriptive title for the subtotal currently called total.
          Stanley respectfully notes to the Staff that it assesses the performance of its segments utilizing the segment profit as currently disclosed. In response to the Staff’s comment, as depicted below and in future filings, Stanley will delete the “Total” caption, as this caption is not needed to reconcile the segment profit measure to earnings from continuing operations before income taxes.
BUSINESS SEGMENTS

(Millions of Dollars)	2008	2007	2006
Net Sales
Security	$1,497.2	$1,399.5	$1,127.4
Industrial	1,273.5	1,245.8	1,129.4
CDIY	1,655.5	1,715.2	1,640.5

Consolidated	$4,426.2	$4,360.5	$3,897.3

Segment Profit
Security	$268.7	$239.9	$169.2
Industrial	164.2	182.7	122.9
CDIY	190.7	254.2	251.9

Segment Profit	623.6	676.8	544.0
Corporate overhead	(59.8)	(62.2)	(63.3)

~~Total~~	~~563.8~~	~~614.6~~	~~480.7~~

Other-net	(111.6)	(84.8)	(50.5)
Restructuring charges and asset impairments	(85.5)	(12.8)	(13.8)
Gain on debt extinguishment	9.4	—	—
Interest income	9.2	5.1	4.4
Interest expense	(92.1)	(92.8)	(69.3)
Earnings from continuing operations before income taxes	$293.2	$429.3	$351.5

Form 10-Q for the period ended October 3, 2009 filed by The Stanley Works
General
49.	Please address the comments above in your future interim filings as well.
          Stanley confirms that it will address the foregoing comments of the Staff in its future interim filings as well to the extent applicable.
Form 10-K for the year ended 12/31/2008 filed by Black & Decker Corporation
50.	The credit agreement dated December 7, 2007 filed as Exhibit 4(f) to the Form 10-K does not contain the schedules and exhibits to the credit agreement. Please file the entire credit agreement, including all schedules and exhibits with your next Exchange Act report.

          Stanley has been advised by Black & Decker that Black & Decker will file the entire Credit Agreement, dated as of December 7, 2007, including all schedules and exhibits to the Credit Agreement, as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2009.
*     *     *

                         Should you have any questions concerning the foregoing, please contact either of the undersigned at the numbers listed on the cover page of this letter.
Sincerely,
/s/ Robert I. Townsend, III
Robert I. Townsend, III
/s/ Mark I. Greene
Mark I. Greene
Jay Ingram
     Legal Branch Chief
          Division of Corporation Finance
               U.S. Securities and Exchange Commission
                    100 F Street, N.E.
                         Mail Stop 4361
                              Washington, D.C. 20549
Copies to:
          Chambre Malone
          Jeffrey Gordon
          Rufus Decker
          U.S. Securities and Exchange Commission
          Bruce H. Beatt
          The Stanley Works
          Charles E. Fenton
          The Black & Decker Corporation
          Glenn C. Campbell
          Hogan & Hartson LLP
          Christopher R. Johnson
          Miles & Stockbridge P.C.